

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

April 9, 2009

Jonathan J. Ledecky
President
Victory Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

      **RE: Victory Acquisition Corp.
              Registration Statement on Form S-4/A
              Amended on April 3, 2009, and April 8, 2009
              File No. 333-158171**

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Material Terms of the Merger, page 1

1. We note your response to prior comment ten from our letter dated March 31, 2009. The first aspect of the comment requested brief summary disclosure addressing how, in the Victory board's opinion, the acquisition of TouchTunes meets the requirement of the "80% Test" as disclosed in your Form S-1, Certificate of Incorporation, and Form S-4 filed in connection with the proposed transaction. As such, the disclosure you have included which shows how the purchase price of $370 million is allocated among stock, stock options, and debt is not responsive to the comment. Please revise to briefly disclose how the board arrived at the determination of $370 million as merger consideration, and how TouchTunes' value equals at least 80% of the trust's assets as required by the Victory Certificate of Incorporation. We note similar disclosure at page 51 in response to prior comment 38 under "Satisfaction of the 80% Test," which does not specifically discuss the financial analysis employed by the Victory board when it determined and confirmed the consideration to be received by TouchTunes in total, but rather indicates how the total acquisition consideration is allocated.

2. We note your response to prior comment eleven from our letter dated March 31, 2009. We are still uncertain how, given that the date of the special meeting and the date of Victory's liquidation pursuant to its Certificate of Incorporation coincide on April 24, 2009, Victory can adjourn the meeting in an attempt to solicit additional votes in favor of the merger agreement. A vote to adjourn the meeting beyond April 24 would effectively trigger the automatic termination of Victory's corporate existence consistent with Article Sixth of your Certificate of Incorporation. Please advise and clarify how adjournment is possible.

Victory's current directors and executive officers have certain interests in consummating…, page 29

3. Clarify that current directors and executive officers not only approved the merger but were solely responsible for evaluating the fairness of the transaction and whether the value of TouchTunes at least equaled 80% of the trust proceeds.

Victory Founders, page 37

4. We note your response to prior comment 22. Further clarify whether Victory Founders could announce, prior to the merger, their intention to purchase shares following the merger and have the ability to sell those shares without the lock-up restrictions.

Touch Tunes has a history of substantial losses and may not achieve or sustain
profitability in the future., page 15

5. We note your response to prior comment thirteen from our letter dated March 31,
    2009. Please revise to include quantification of TouchTunes' accumulated deficit.

Victory's Board of Directors' Reasons for the Approval of the Merger, page 46

6. We note your reference to Endeavor Acquisition Corp.'s successful acquisition of
    Apparel, Inc. and management's involvement in that transaction. Indicate that a
    fairness opinion and valuation was obtained from an independent financial
    advisor in connection with that transaction. Also, clarify whether management's
    experience with public company merger and acquisition transactions ever
    involved a transaction where no independent financial advisory opinion was
    obtained.

7. Clarify whether the Board considered TouchTunes' prior experience as a public
    company as part of its approval process of the merger.

Valuation, page 48

8. We note your response to prior comment 34 from our letter dated March 31, 2009.
    You do not appear to have included all financial projections considered by the
    Victory Board. For example, on page 49 you reference the Victory Board's
    analysis of EBITDA outcomes for the TouchTunes, PlayPorTT and Barfly
    services, but you have not included the referenced outcomes. Please revise, or
    advise us why you do not believe them to be material.

9. Explain in Plain English the phrases "8-12 times forward EBITDA range for their
    fiscal year ending in 2010," "an average of 15 times forward EBITDA at the time
    of the transaction," and "resulted in a range of potential outcomes, post-merger,
    from 6 times to 8 times forward EBITDA."

10. We note the statement at the top of page 50 that the results of the Boards'
    analyses were multiples below the multiples calculated for comparable public and
    private transactions. Expand on this sentence to clarify its significance to the
    Boards' overall approval process of the transaction.

Background of the Merger, page 52

11. We note your response to prior comment 24 from our letter dated March 31, 2009.
    Explain why the TouchTunes board believed that the negative factors that caused
    it to go private in 2005 "were no longer applicable or were outweighed by the
    foregoing benefits."

12. In addition to the disclosure you have included in Annex H, please revise here to briefly disclose TouchTunes' reasons for engaging in the proposed transaction, including why the company determined that it would be advantageous to become a public company again.

Selected Unaudited Pro Forma Condensed Financial Information, page 67

13. We note that the historical balance sheet of TouchTunes as of December 31, 2008, presented on page 67 does not agree with the audited balance sheet presented on page F-4. Please make appropriate revisions on pages 14 and 67.

Compensation Discussion and Analysis, page 88

14. We note your response to prior comment 41. Although a compensation committee will be appointed following the merger, indicate whether the Victory Board anticipates material increases in the overall compensation of its named executive officers following the merger, and if so, whether these increases will be in base salary or performance-based elements of their overall compensation packages.

Elements of Compensation of Executive Officers, page 89

15. Include your response to prior comment 42 in your prospectus.

Stock-based compensation, page 119

16. Please refer to prior comment 52. Revise the disclosure of your accounting for stock-based compensation to describe the specific methodology you used to estimate the fair value of TouchTune and allocate the total value to common stock and other classes of equity. Also disclose in more detail the significant assumptions you use to estimate fair value, similar to the information presented in the disclosure of your goodwill accounting policies at page 122. Disclose how the probability of an IPO, merger, or acquisition affected the calculation of the value of common stock.

17. We note that you used an independent valuation firm to estimate the fair value of TouchTune's common stock to determine the fair value of stock options and record the acquisition of a business. Please disclose the name of the valuation firm and include a consent from the firm.

TouchTunes Corporation

Consolidated Statements of Operations and Comprehensive Loss, page F-3

18. We note that your presentation of cost of sales excludes depreciation. It is not appropriate to present a measure of gross profit that excludes depreciation for equipment that is directly attributed to the generation of revenue. Please revise your income statement presentation to include depreciation expense in the calculation of gross profit.

19. Please note that the presentation of compensation expense as a separate line item on the statement of operations is not appropriate. You should revise your financial statements to include stock-based compensation expense in the appropriate line items on the income statement.

TouchTunes Corporation

Notes to consolidated financial statements

Revenue recognition, page F-8

20. We note your response to comment 60. Tell us more detail how you apply the residual value method to allocate revenues between products and services. Explain how you determine the fair value used in the allocation since the revenue charged is based as fixed percentage of each song played.

Note 4 Business Acquisitions, page F-13

21. Please refer to your response to prior comment 62.   We note that you allocated the fair value of TouchTunes to the various classes of preferred stock based on liquidation preferences and then allocated the remaining value to the other classes of stock on an as converted and fully-diluted basis. It appears that this method does not reflect the value of TouchTunes on a going concern basis and is used only in limited circumstances, such as when a liquidity event is imminent. Tell us why you believe this method is appropriate. Also discuss the consideration you gave to other methods such as the probability-weighted expected return method or the option pricing method.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jeff Gallant, Esq. (via facsimile)
        888-225-1565